EXHIBIT (12)(b)
WACHOVIA PREFERRED FUNDING CORP. AND SUBSIDIARIES
COMPUTATION OF CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES
AND PREFERRED DIVIDENDS

	Quarter		Six months
	ended June 30,		ended June 30,
(in thousands)	2011	2010	2011	2010

Excluding interest on deposits (1)
Income before income taxes	$250,402	169,683	461,361	301,587
Fixed charges, excluding preferred dividends and capitalized interest	-	-	-	-

Earnings	$250,402	169,683	461,361	301,587

Interest	$-	-	-	-
One-third of rents	-	-	-	-
Preferred dividends	46,006	45,829	91,953	91,092
Capitalized interest	-	-	-	-

Fixed charges	$46,006	45,829	91,953	91,092

Consolidated ratios of earnings to fixed charges (2)	5.44	3.70	5.02	3.31

(1)	As defined in Item 503(d) of Regulation S-K.

(2)	These computations are included herein in compliance with Securities and Exchange Commission regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of Wachovia Funding. For example, even if there was no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.